UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Carlyle Credit Solutions, Inc.
(Name of Subject Company (Issuer))
Carlyle Credit Solutions, Inc.
(Name of Filing Person (Offeror and Issuer))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)

Aren LeeKong
President and Chief Executive Officer
Carlyle Credit Solutions, Inc.
One Vanderbilt Avenue, Suite 3400
New York, NY 10017
(212) 813-4900

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4940
June 30, 2023
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:
☐    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Carlyle Credit Solutions, Inc., a Maryland corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2023 (together with Amendment No. 1 thereto filed by the Company with the SEC on August 2, 2023, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 1,994,485 shares of its common stock, par value $0.01 per share (the “Shares”), at a purchase price equal to the net asset value per Share as of June 30, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4:

-    The Company has received the final results of the Offer, which expired at 11:59 p.m., New York City Time, on July 28, 2023;

-    The Company has accepted for purchase pursuant to the Offer approximately 1,562,102 Shares at a purchase price per Share equal to the net asset value per Share as of June 30, 2023;

-    The number of Shares that the Company has accepted for purchase in the Offer represents approximately 2.799% of the total number of Shares outstanding as of June 30, 2023;

-    Payment of the purchase price for the Shares was made in the form of non-interest bearing, non-transferrable promissory notes issued to the Stockholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer; and

-    On August 10, 2023, the Company determined that as of June 30, 2023, the net asset value per Share was $19.34 per Share, resulting in an aggregate purchase price of approximately $30,211,048 for approximately 1,562,102 Shares validly tendered and not withdrawn, which amount will be paid by the Company pursuant to the terms of the promissory notes.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CARLYLE CREDIT SOLUTIONS, INC.
By:    /s/ Joshua Lefkowitz
Name:    Joshua Lefkowitz
Title:    Chief Compliance Officer and Secretary
Dated: August 10, 2023

EXHIBIT INDEX

Exhibit
107	Filing Fee Table

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